Exhibit 99.1
Concord Medical Announces Third Quarter 2010 Financial Results
BEIJING, Nov. 18, 2010 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), the operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited financial results for the third quarter ended September 30, 2010(1).
Third Quarter Fiscal 2010 Highlights
•	Total net revenues in the third quarter of 2010 were RMB101.0 million ($15.1 million), a 29.6% increase from the corresponding period in 2009.

•	Gross profit in the third quarter of 2010 was RMB66.9 million ($10.0 million), a 20.2% increase from the corresponding period in 2009.

•	Net income in the third quarter of 2010 was RMB33.4 million ($5.0 million), a 2.2% decrease from the corresponding period in 2009. Basic and diluted earnings per American depositary share (“ADS”)(2) for the third quarter of 2010 were RMB0.69 ($0.10).

•	Non-GAAP net income(3) in the third quarter of 2010 was RMB36.0 million ($5.4 million), a 5.3% increase from the corresponding period in 2009. Non-GAAP basic and diluted earnings per ADS for the third quarter of 2010 were RMB0.74 ($0.11).

•	Adjusted EBITDA(4) (non-GAAP) in the third quarter of 2010 was RMB81.3 million ($12.2 million), a 24.9% increase from the corresponding period in 2009.

•	Concord Medical added eleven centers, two of which were acquisitions made during the third quarter of 2010, bringing the total number of centers in operation to 111 across 41 cities in China, as of September 30, 2010. To date, the Company has entered into agreements to establish 27 new centers.

•	The number of treatment patient cases and diagnostic patient cases was 8,461 and 35,044 during the third quarter of 2010, respectively. Compared to the corresponding period in 2009, treatment patient cases increased by 20.8% and diagnostic patient cases increased by 44.4% .

(1) This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6905 to US$1.00, the noon buying rate on September 30, 2010 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
(2) Each ADS represents three ordinary shares of the Company.
(3) Non-GAAP net income is defined in this announcement as net income excluding share-based compensation expenses Share-based compensation was RMB 2.6 million ($0.4 million) in the third quarter of 2010. The Company did not incur share-based compensation expenses in the third quarter of 2009 and therefore no reconciliation for this period has been provided herein.
(4) Adjusted EBITDA is defined in this announcement as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include change in fair value of convertible notes, foreign exchange loss and other income.

“We delivered solid top line growth and business progress in the third quarter despite a stronger than usual seasonal impact. This year, the Mid-autumn Festival in September and the October Golden Week occurred in close proximity, causing reductions in patient volume in late September more than in prior years,” said Dr. Jianyu Yang, director, president and chief executive officer of Concord Medical. “In addition, we opened 9 new centers and acquired 2 centers during the third quarter, which gives us continued confidence to meet our target of adding 34 to 39 centers in 2010. We made steady headway in the past two quarters and have in place a healthy contract pipeline.”
“Our quality marketing and academic programs continued to effectively educate and attract patients while further solidifying our brand and reputation,” continued Dr. Yang. “Combining our strong momentum with the government’s ongoing support of private investment into the healthcare industry and medical insurance reform, we are confident that Concord Medical is well positioned to benefit from this fast-growing market,” Dr. Yang concluded.
Recent Developments
Under a share repurchase program approved in June 2010, the Company repurchased 981,030 ADSs, representing 2,943,090 ordinary shares, in the third quarter of 2010 for an aggregate consideration of $6.2 million, including transaction fees. Since the inception of this share repurchase program, the Company has repurchased a total of 1,585,299 ADSs, representing 4,755,897 common shares, for an aggregate consideration of $10.6 million.
In October 2010, Boxun Zhang, who joined Concord Medical in September 2009 as corporate vice president, resigned from his post during the reporting quarter to pursue other interests.
“During his time at Concord Medical, Boxun was a great asset to the Company,” commented Dr. Yang. “We would like to thank him for the significant contributions he made to the Company’s development. We wish him the best in his future endeavors.”
Third Quarter Fiscal 2010 Results
Total net revenues were RMB101.0 million ($15.1 million) for the third quarter of 2010, representing a 29.6% increase from the corresponding period in 2009 The increase was primarily due to patient volume growth from established centers as well as from new centers added through organic development and acquisitions in 2009 and the first three quarters of 2010.
Cost of revenues in the third quarter of 2010 was RMB34.1 million ($5.1 million), a 52.9% increase from the corresponding period in 2009, primarily due to the higher depreciation cost associated with the new equipment purchases in 2009 and the first three quarters of 2010.

Gross profit margin in the third quarter of 2010 was 66.2% as compared to 71.4% in the corresponding period in 2009. The decrease was mostly due to depreciation and amortization from business expansion.
Operating expenses, consisting of selling expenses and general and administrative expenses, were RMB17.3 million ($2.6 million) in the third quarter of 2010, compared to RMB9.7 million in the corresponding period in 2009. The increase was largely due to the expanded business size and additional post-IPO related professional expenses.
Operating income was RMB49.6 million ($7.4 million), representing an 7.9% increase from the corresponding period in 2009. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB52.2 million ($7.8 million), a 13.5% increase from the corresponding period in 2009.
Foreign exchange loss was RMB3.0 million ($0.4 million) for the third quarter compared with RMB97,000 ($14,210) in the corresponding period in 2009, primarily due to the appreciation of the Renminbi against the U.S. dollar.
Income tax expense was RMB12.4 million ($1.9 million), compared to an income tax expense of RMB10.2 million in the corresponding period in 2009. The effective tax rate for the third quarter of 2010 was 27.0% as compared to 28.5% in the previous quarter and 23.0% in the corresponding period in 2009.
Net income was RMB33.4 million ($5.0 million), representing a 2.2% decrease from the corresponding period in 2009. Both basic and diluted earnings per ADS for the third quarter of 2010 were RMB0.69 ($0.10).
Net income excluding share-based compensation expenses (non-GAAP) was RMB36.0 million ($5.4 million), a 5.3% increase from the corresponding period in 2009. Both basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2010 were RMB0.74 ($0.11).
Adjusted EBITDA (non-GAAP), was RMB81.3 million ($12.2 million) for the third quarter of 2010, representing a 24.9% increase from the corresponding period in 2009.
Capital expenditure for the third quarter of 2010 was RMB107.9 million ($16.1 million). Total depreciation expenses were RMB21.0 million ($3.1 million). In addition, amortization of acquired intangibles was RMB7.9 million ($1.2 million). The Company expects amortization of acquired intangibles to be approximately RMB28.8 million ($4.3 million) in 2010, assuming no additional intangibles are acquired through potential acquisitions during the year.
As of September 30, 2010, the Company had total fixed assets with a net book value of RMB863.9 million ($129.1 million) and cash of RMB515.2 million ($77.0 million). The decline in cash was mainly due to the increased fixed assets balance and prepayment for equipment purchase for our network expansion.
As of September 30, 2010, the Company had bank credit lines totaling RMB2.1 billion ($313.9 million), of which RMB129.2 million ($19.3million) were drawn as of September 30, 2010.
Accounts receivable were RMB149.5 million ($22.3 million) as of September 30, 2010, as compared to RMB111.3 million as of December 31, 2009. The average turnover days was 127 days as of September 30, 2010, as compared to 119 days as of December 31, 2009.
Outlook for Fiscal Year 2010
Based on current market and operating conditions, estimated business expansion and forecasted patient volumes, Concord Medical reaffirms that its estimated range of total net revenues for 2010 is RMB367 million to RMB398 million, which would represent a 25.5% to 36.1% increase from 2009.
The Company also reaffirms that it expects to add 34 to 39 radiotherapy and diagnostic imaging centers in 2010, and the range of expected total capital expenditures related to these new centers is approximately RMB400 million to RMB450 million.
This forecast reflects Concord Medical’s current and preliminary view, which is subject to change.

Conference Call Information
Concord Medical’s management will hold an earnings conference call at 8 AM on November 18, 2010 U.S. Eastern Time (9 PM on November 18, 2010 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

US:	+1.800.659.2056
China:	+10-800-852-1490 China Netcom (South China)
+10-800-152-1490 China Telecom (North China)
+10-800-130-0399 China Telecom (South China)
Hong Kong:	+###-##-####
UK:	+44 (0)2073658425
International:	+1-617-614-2714
Passcode:	31176915
A replay of the conference call may be accessed by phone at the following number until November 25, 2010:

US:	+ 1-888-286-8010
International:	+ 1-617-801-6888
Passcode:	96218343

Additionally, a live and archived webcast of this conference call will be available at http://ir.cmsholdings.com/.
About Concord Medical
Concord Medical operates the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation per available statistics. The Company currently operates a network of more than 111 centers spanning 41 cities and 23 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipments and manages the daily operations of these centers located on its hospital partners’ premises. The Company also provides ongoing training to doctors and other medical personnel in its network of centers to ensure a high level of clinical care for patients.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; and technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include change in fair value of convertible notes, foreign exchange loss and other income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider indicative of the performance of its network of centers. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.
Investor and Media Contacts

China
Tony Tian
Concord Medical Services
+86-10-5957-5287
Tony.Tian@cmsholdings.com

Lilian Wong
Brunswick Group, LLC
+86-10-6566-2256
lwong@brunswickgroup.com

United States
Nicki Kahner
Brunswick Group, LLC
+1-212-333-3810
nkahner@brunswickgroup.com

Concord Medical Services Holdings Limited
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	December 31, 2009	September 30, 2010
	RMB	RMB	US$
ASSETS
Current assets
Cash	1,037,239	515,190	77,003
Restricted cash, current portion	293	101,657	15,194
Accounts receivable	111,328	149,520	22,348
Prepayment and other current assets	100,484	69,724	10,422
Due from related party	—	4,000	598
Deferred tax assets, current portion	3,168	2,027	303

Total current assets	1,252,512	842,118	125,868

Non-current assets
Property, plant and equipment, net	573,042	863,854	129,117
Goodwill	300,163	300,163	44,864
Acquired intangible assets, net	155,345	185,939	27,791
Deposits for non-current assets	127,150	236,575	35,360
Net investment in financing lease	—	84,444	12,621
Deferred tax assets, non-current portion	19,700	21,271	3,179
Other non-current assets	11,532	51,210	7,654
Restricted cash, non-current portion	4,421	6,134	917

Total non-current assets	1,191,353	1,749,590	261,503

Total assets	2,443,865	2,591,708	387,371
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowing	11,500	8,000	1,196
Long-term bank borrowings, current portion	57,487	65,826	9,839
Accounts payable	9,759	14,407	2,153
Accrual for purchase of property, plant and equipment	12,043	7,377	1,103
Obligations under capital leases, current portion	3,582	3,582	535
Accrued expenses and other liabilities	48,663	44,040	6,582
Income tax payable	14,642	24,396	3,646
Deferred revenue, current portion	10,401	12,020	1,797
Contingent business acquisition consideration	—	13,495	2,017
Amounts due to related parties	1,546	—	—
Total current liabilities	169,623	193,143	28,868

Non-current liabilities
Long-term bank borrowings, non-current portion	80,915	55,395	8,280
Deferred revenue, non-current portion	5,188	10,342	1,546
Obligations under capitalized leases, non-current portion	8,074	6,038	902
Lease deposit	1,000	3,814	570
Deferred tax liabilities, non-current portion	25,317	28,888	4,318

Total non-current liabilities	120,494	104,477	15,616

Total liabilities	290,117	297,620	44,484

Commitments and contingencies
Shareholders’ equity
Ordinary shares	108	106	16
Additional paid-in capital	2,671,910	2,679,673	400,519
Accumulated other comprehensive loss	(3,987)	(12,286)	(1,836)
Accumulated deficit	(514,283)	(468,628)	(70,045)
Total Concord Medical Services Holdings Limited’s equity	2,153,748	2,198,865	328,654
Noncontrolling interests	—	95,223	14,233

Total shareholders’ equity	2,153,748	2,294,088	342,887

Total liabilities and shareholders’ equity	2,443,865	2,591,708	387,371

Concord Medical Services Holdings Limited
Unaudited Condensed Consolidated Statements of Income
(in thousands, except per ADS data)
For the Three Months Ended

	For The Three Months Ended
	September 30, 2009	September 30, 2010
	RMB	RMB	US$
Revenue, net
Lease and management services	70,892	92,046	13,758
Management services	6,689	5,737	857
Other, net	408	3,255	487

Total net revenues	77,989	101,038	15,102
Cost of revenues
Lease and management services	(15,703)	(25,415)	(3,799)
Amortization of acquired intangibles	(6,624)	(7,870)	(1,176)
Management services	(2)	(860)	(129)

Total cost of revenues	(22,329)	(34,145)	(5,104)
Gross profit	55,660	66,893	9,998
Operating expenses
Selling expenses	(1,476)	(3,517)	(526)
General and administrative expenses	(8,211)	(13,777)	(2,059)

Operating income	45,973	49,599	7,413
Interest expense	(1,671)	(2,188)	(327)
Foreign exchange loss	(97)	(3,018)	(451)
Gain from disposal of equipment	—	118	18
Interest income	176	1,283	192

Income before income taxes	44,381	45,794	6,845
Income tax expense	(10,199)	(12,376)	(1,850)
Net income	34,182	33,418	4,995
Net income attributable to noncontrolling interests		3	—
Accretion of Series A contingently redeemable convertible preferred shares	(7,948)	—	—
Accretion of Series B contingently redeemable convertible preferred shares	(12,791)	—	—
Net income attributable to ordinary shareholders	13,443	33,421	4,995
Earnings per ADS
Basic /Diluted	0.57	0.69	0.10
Weighted average number of ADS outstanding:
Basic /Diluted	23,476,033	48,700,469	48,700,469

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended September 30, 2009			Three months ended September 30, 2010
	GAAP		Non-GAAP	GAAP		Non-GAAP
	Results	Adjustment	Results	Results	Adjustment	Results
Operating profit	45,973	—	45,973	49,599	2,577	52,176
Net income	34,182	—	34,182	33,418	2,577	35,995
Net income attributable to ordinary shareholders
Basic (Loss) earning per ADS	0.57	—	0.57	0.69	0.05	0.74
Diluted (Loss) earning per ADS	0.57	—	0.57	0.69	0.05	0.74
(*) The adjustment is only for share-based compensation.
Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	Three months ended
	September 30, 2009	September 30, 2010
Net income	34,182	33,418
Interest expense, net	1,495	905
Income taxes expense	10,199	12,376
Depreciation and amortization	19,130	29,121
Share-based compensation	—	2,577
Other adjustments	97	2,900
Adjusted EBITDA	65,103	81,297
(*) Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include change in fair value of convertible notes, foreign exchange loss and other income.